UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

ASTRALIS LTD.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

046352

(CUSIP Number)

DONALD NICHOLSON	KATHRYN A. CAMPBELL, ESQ.
SKYEPHARMA PLC	SULLIVAN & CROMWELL LLP
105 PICCADILLY	1 NEW FETTER LANE
LONDON W1J 7NJ, ENGLAND	LONDON EC4A 1AN, ENGLAND
+44 20 7491 1777	+44 20 7959 8900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 3, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SkyePharma PLC/330387911

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 36,413,900*

	9.	Sole Dispositive Power 36,413,900*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,413,900*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 49.8%

14.	Type of Reporting Person (See Instructions) CO

* Of the total shares of the Issuer common stock beneficially owned by SkyePharma as indicated above, SkyePharma has a right to acquire 11,160,000 shares pursuant to the transaction described in Item 6 below.

Item 1.	Security and Issuer

Item 2.	Identity and Background

SkyePharma PLC, a company incorporated under the laws of England and Wales (“SkyePharma”), hereby amends and supplements its Statement on Schedule 13D, as heretofore amended and supplemented with respect to the common stock, par value $0.0001 per share, of Astralis Ltd., a Delaware corporation (the “Issuer”). Except as amended and supplemented hereby, SkyePharma’s Statement on Schedule 13D as heretofore amended and supplemented remains in full force and effect.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is supplemented to include the following:
The consideration to be used in making the purchases and transfers described below will be the newly issued SkyePharma ordinary shares as described in Item 6.

Item 4.	Purpose of Transaction
Item 4 is supplemented to include the following:

The purpose of the transaction is to acquire 11,160,000 additional shares of common stock of the Issuer increasing SkyePharma's equity ownership from 34.5% to 49.8%, (based on the aggregate number of outstanding shares of the Issuer as reported in the Issuer’s 10-QSB for the period ending September 30, 2004).  The purpose of this transaction is to acquire a significant equity position in the Issuer so as to influence the future strategic direction of the Issuer.  In addition, SkyePharma may consider taking further action to increase its influence over the Issuer including possibly making further purchases from time to time in the open market or privately negotiated transactions of shares of common stock of the Issuer, amending or terminating agreements in place between SkyePharma and the Issuer and/or other shareholders, exercising  its rights pursuant to its agreements with the Issuer and/or other shareholders, or nominating and/or seeking to influence the selection of candidates for election to the Board or appointment of officers, any of which could involve SkyePharma obtaining further influence or control over the Issuer.

Except as set forth in this statement, as of the date of the filing of this statement, neither SkyePharma, nor, to the best of its knowledge and belief any of its executive officers or directors, has any other plan or proposal which relates to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
Item 5 is supplemented to include the following:

SkyePharma beneficially owns (i) 36,393,900 shares of Issuer common stock and (ii) warrants expiring November 13, 2006 to purchase 20,000 shares of Issuer common stock at $4.00 per share, or 49.8% of the 73,171,055 shares of common stock of the Issuer outstanding as of November 15, 2004, as reported in the Issuer’s 10-QSB for the period ending September 30, 2004.

Of the total shares of the Issuer common stock beneficially owned by SkyePharma as indicated above, SkyePharma has a right to acquire 11,160,000 shares pursuant to the transaction described in Item 6 below.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is supplemented to include the following:

On March 3, 2005, the respective obligations of SkyePharma, Mike Ajnsztajn (“Mr. Ajnsztajn”) and Gaston Liebhaber (“Mr. Liebhaber”) under the Stock Purchase Agreement (the “Stock Purchase Agreement”) dated December 29, 2004 became unconditional.  SkyePharma waived as a condition to Closing the valid appointment of two additional SkyePharma Directors pursuant to the Assignment Agreement dated December 29, 2004 between SkyePharma, Mr. Ajnsztajn and Mr. Liebhaber. No consideration has become or will become payable under that Assignment Agreement.

Pursuant to the Stock Purchase Agreement, SkyePharma has acquired beneficial ownership, and expects to receive delivery, of 8,680,000 shares of common stock of the Issuer owned by Mr. Ajnsztajn and 2,480,000 shares of common stock of the Issuer owned by Mr. Liebhaber. The aggregate consideration to be paid by SkyePharma for Mr. Ajnsztajn’s shares is 4,263,963 SkyePharma ordinary shares. The aggregate consideration to be paid by SkyePharma for Mr. Liebhaber’s shares is 1,218,275 SkyePharma ordinary shares.  Accordingly, the consideration per Astralis share to be paid by SkyePharma in the transaction is approximately 0.49 SkyePharma ordinary shares.

Item 7.	Material to Be Filed as Exhibits

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2005

SKYEPHARMA PLC

By:	/s/ Donald Nicholson
Donald Nicholson
Finance Director